Exhibit 99.1

Industry Leader Geoff MacKay Joins RepliCel Life Sciences' Board of Directors

VANCOUVER, Oct. 15, 2015 /CNW/ - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSX.V: RP), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, today announced the appointment of Mr. Geoff MacKay as an independent director of the firm, effective October 14, 2015.

Mr. MacKay is a skilled biopharmaceutical executive with proven success leading highly innovative businesses.  Over the past 20 years, his career has been focused in the field of regenerative medicine. MacKay is currently CEO of AVROBIO Inc., a clinical stage company focused on delivering step-change cell & gene therapies targeting cancer and rare disease. Previously, Geoff spent 11 years as C.E.O. of Organogenesis Inc. in Boston. He is credited with helping build Organogenesis into the leading cell therapy business in the world as measured by revenue, patients treated, FDA indications and overall scale of operations. Most notably, the company achieved >$150 M in annual revenues, completed non-dilutive financing of >$70 M and executed business development and licensing deals with Shire, Integra, Novartis, Lifecell and NMT Medical.  Organogenesis has treated roughly 1 million patients with living cell-based therapies which constitutes more than the rest of the regulated world combined. Paramount to the success of the company was addressing the major hurdles faced in the field of cell-based regenerative medicine including cost-effective manufacturing, navigating regulators and payers, building a reliable supply chain and an effective commercial infrastructure. In addition to the company's revenue growth, MacKay led the company in obtaining the first FDA CBER approval for a mass-produced cell therapy and successfully implementing >50 FDA approved process changes to on-market products.

MacKay also has a strong pharma heritage, having spent 11 years at Novartis where he held senior leadership positions within the Immunology franchise in Canada, USA and at the Global office in Basel Switzerland.

MacKay has broad international experience and contacts across pharma, biotech and device industries via leadership roles within the life science industry. Examples include: Chairman of the Board of MassBio, Chairman of the Board of the Alliance of Regenerative Medicine, Advisory Council to the Health Policy Commission for Massachusetts, Deans Advisory Council Western University School of Podiatric Surgery, and Chairman of Audit Committee of the Center for Commercialization of Regenerative Medicine (C.C.R.M.).

"I am pleased to welcome Geoff to the RepliCel board," said Mr. David Hall, RepliCel CEO.  "Geoff's 20+ years of experience and expertise in the regenerative medicine and pharmaceutial fields has yielded broad contacts across pharma, biotech and device industries which will add a valuable perspective to our board and contribute immensely to meeting the company's objectives.  We appreciate his willingness to serve as a director and look forward to benefitting from his judgment and counsel. As RepliCel's technology matures, we are committed to ensuring we have a world-class team of managment and advisors to execute on the business model."

"I look forward to working with such a talented and passionate team and believe strongly in the scientific and commercial potential of our technology," said MacKay.

Pursuant to its Stock Option Plan, the company granted 150,000 options to Mr. MacKay. The options vest over a one year period and are exercisable at $0.36 per share for five years.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function. The company's RCT-01, RCS-01, and RCH-01 cell therapies are designed to treat chronic tendinosis, damaged or aging skin, and pattern baldness. All product candidates are based on RepliCel's innovative technology utilizing cell populations isolated from a patient's healthy hair follicles. The company has also developed a propriety injection device optimized for the administration of its products and licensable for use with other dermatology applications. Visit www.replicel.com for additional information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE RepliCel Life Sciences Inc.

%CIK: 0001205059

For further information: CORPORATE/MEDIA: Tammey George, Director of Communications, Telephone: 604-248-8696, tg@replicel.com; INVESTOR RELATIONS: Lee Buckler, VP Business & Corporate Development, Telephone: 604-248-8693, lee@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 08:00e 15-OCT-15